Exhibit 99.1
RPM INCREASES CASH DIVIDEND FOR 34TH CONSECUTIVE YEAR
•  STOCKHOLDERS ELECT FOUR DIRECTORS
MEDINA, Ohio – October 4, 2007 – RPM International Inc. (NYSE: RPM) today announced at its annual meeting of stockholders that its board of directors declared a regular quarterly cash dividend of $0.190 per share, payable on October 31, 2007, to stockholders of record as of October 19, 2007. This payment represents an 8.6% increase over the $0.175 quarterly cash dividend paid at this time last year.
This action marks RPM’s 34th consecutive year of increased cash dividends paid to its stockholders, which places RPM in an elite category of less than half of one percent of all 19,000 publicly-traded U.S. companies. Only 70 other companies, besides RPM, have consecutively paid an increasing annual dividend for this period of time or longer, according to the 2008 edition of America’s Finest Companies. At a share price of $23.50, RPM’s dividend yield would be 3.23%.
“Today’s increase of our dividend to $0.190 is in line with our stated intent to annually grow our dividend, which is enabled by our strong cash flow, stable business performance and outlook for continuing growth,” said president and chief executive officer Frank C. Sullivan.
At the meeting, stockholders re-elected three Class I members to its board of directors to three-year terms expiring in 2010; those elected were William A. Papenbrock, Frank C. Sullivan and Thomas C. Sullivan. In addition, stockholders elected David A. Daberko to fill the vacancy created by Edward B. Brandon, a director in Class I, who retired at the meeting in accordance with RPM’s director retirement policy.
Stockholders also approved a proposal to adopt The Amended and Restated 1995 Incentive Compensation Plan, which updated the company’s 1995 Incentive Compensation Plan.
Additionally, stockholders ratified the appointment of Ernst & Young LLP as RPM’s independent registered public accounting firm for the fiscal year ending May 31, 2008.
RPM International Inc., a holding company, owns subsidiaries that are world leaders in specialty coatings and sealants serving both industrial and consumer markets. RPM’s industrial products include roofing systems, sealants, corrosion control coatings, flooring coatings and specialty chemicals. Industrial brands include Stonhard, Tremco, illbruck, Carboline, Day-Glo, Euco and Dryvit. RPM’s consumer products are used by professionals and do-it-yourselfers for home maintenance and improvement, automotive and boat repair and maintenance, and by hobbyists. Consumer brands include Zinsser, Rust-Oleum, DAP, Varathane, Bondo and Testors.
For more information, contact P. Kelly Tompkins, executive vice president and chief administrative officer, at 330-273-5090 or ktompkins@rpminc.com.
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